Correspondence

March 21, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Tia L. Jenkins

Re:	Silver Bull Resources, Inc. Form 10-K for the Fiscal Year ended October 31, 2013 Filed January 13, 2014 File No. 001-33125

Dear Ms. Jenkins:

This letter is in response to your comment letter dated February 28, 2014. The Company’s responses to your comments are set forth below.

Form 10-K for the Fiscal Year Ended October 31, 2013

Consolidated Financial Statements, page F-1

Note 6 – Goodwill, page F-20

Comment 1: We note your disclosure indicating that you analyze goodwill for impairment at least annually at the reporting unit level and understand that you did not identify any impairment of your goodwill in any of the years presented. We also understand that the goodwill originated from your acquisition of your property interests in Gabon through your merger with Dome Ventures in 2010, however; you report the entire $18.5 million goodwill balance in your Mexican operations based on your geographic information provided at footnote 16. Please address the following points:

•	Tell us the reporting units you have identified for purposes of your goodwill impairment testing and the amounts of goodwill assigned to each of these reporting units

Suite 1908, 925 West Georgia Street, Vancouver, BC Canada V6C 3L2
Office: 604.687.5800 | Fax: 604.563.6004 | Web: www:silverbullresources.com

•	Explain your basis for the assignment of goodwill to your reporting units and how your method of allocation is consistent with FASB ASC paragraphs 350-20-35-41 through 44.

•
Tell us how the write-downs of your property concessions in Gabon in 2011 and 2012 as seen at footnote 5, and the proposed sale of Dome International Global Inc. as seen at page F-35, were considered in performing your impairment testing.

Response: Please see response below for each bullet point item above.

Tell us the reporting units you have identified for purposes of your goodwill impairment testing and the amounts of goodwill assigned to each of these reporting units

As outlined in our previous letter to the United States Securities and Exchange Commission dated April 25, 2011, the Company has identified the Sierra Mojada Project operating segment and the Gabon Project operating segment. Based on the Company’s review of these operating segments the Company’s reporting units are the Sierra Mojada Project Reporting Unit and the Gabon Project Reporting Unit. The Company has assigned the entire goodwill balance to the Sierra Mojada Project Reporting Unit. This is consistent with the geographic information in the segment footnote for all periods where goodwill is presented. The geographic information is consistent with the segment determinations above, that is, Africa represents the Gabon segment and Mexico represents the Sierra Mojada segment. We have consistently reported the goodwill with the Mexico assets.

Explain your basis for the assignment of goodwill to your reporting units and how your method of allocation is consistent with FASB ASC paragraphs 350-20-35-41 through 44.

The allocation of goodwill to the reporting units based on ASC 350-20-35-41 states that “Goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit." The primary reasons that the Company acquired Dome Ventures was to (1) obtain sufficient cash balances to maintain and develop the Sierra Mojada project, (2) to use the financing abilities of the Dome Ventures senior management team to adequately finance the exploration activities for the Sierra Mojada Project and (3) to benefit from the synergies of Dome's senior management expertise in managing the Sierra Mojada project. The activities and results subsequent to the merger are consistent with the initial assumptions made and our initial expectations that the Sierra Mojada Reporting Unit would be the primary beneficiary of the merger.  The legacy Dome senior management became the Silver Bull Senior management (with the exception of the CFO who was hired subsequent to the merger to replace the legacy Silver Bull CFO.) Substantially all of the effort of senior management has been dedicated to the Sierra Mojada project, and the cash obtained in the merger primarily was used to fund the Sierra Mojada activities.

Based on the above, the synergies arising from the acquisition almost exclusively benefited the Sierra Mojada Project Reporting Unit and therefore the goodwill resulting from the acquisition, was, and always has been, allocated to the Sierra Mojada Project Reporting Unit.

Tell us how the write-downs of your property concessions in Gabon in 2011 and 2012 as seen at footnote 5, and the proposed sale of Dome International Global Inc. as seen at page F-35, were considered in performing your impairment testing.

Although several factors were considered in determining the impairments on the Gabon property concessions, the factors we considered had no direct impact on our goodwill impairment analysis, as the goodwill was, and always has been, allocated to the Sierra Mojada Reporting Unit.

The factors did have an indirect impact on our impairment considerations for the Sierra Mojada concessions and the related goodwill at that unit. For example we considered the depressed state of the mining exploration market in all our impairment estimates. However, based on significant positive exploration results in the Sierra Mojada Project since the last formal impairment analysis (which showed a significant cushion existed with respect to the reporting units fair value compared to its net book value) the Company did not identify a risk that the fair value of the Sierra Mojada Project Reporting Unit was less than the book value of this Unit in 2013.

Note 18 – Subsequent Events, page F-35

Comment 2: We note your disclosures indicating that you entered into a binding letter of agreement to sell all of the issued and outstanding shares of Dome International Global Inc. on December 13, 2013. Please tell us how you considered the criteria in FASB ASC 360-10-45-9 in determining whether the assets and liabilities of Dome should be classified as held for sale as of October 31, 2013. Your response should also address why you do not reported the results of Dome as discontinued operations under FASB ASC 205-20-45.

Response: Management considered the criteria in FASB ASC 360-10-45-9 to determine whether the assets and liabilities of Dome should be classified as held for sale as of October 31, 2013 as follows:

ASC 360-10-45-9 Criteria	Management’s Assessment and Conclusions
Per FASB ASC 360-10-45-9 a long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met.
a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
Only the Board of Directors of the Company is viewed to have the authority to approve and commit the Company to a plan to sell a long-lived asset or disposal group like shares of Dome International Global Inc. (“Dome”) or its underlying mineral property interests. The Board of Directors had not approved a plan to sell the asset as of October 31, 2013 and therefore this criteria was not met as at October 31, 2013.

b. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups). (See Examples 5 through 7 [paragraphs 360-10-55-37 through 55-41], which illustrate when that criterion would be met.)

Dome was available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. Therefore this criteria was met at October 31, 2013.

c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
Management had been actively looking for a joint venture partner since 2012. However, as criteria a) to commit to a plan to sell the asset were not met at October 31, 2013 this criteria was not met at October 31, 2013.

d. The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. (See Example 8 [paragraph 360-10-55-43], which illustrates when that criterion would be met.) The term probable refers to a future sale that is likely to occur.

As at October 31, 2013 management did not have a binding agreement with a purchaser for Dome. In addition a joint venture agreement is more likely than a sale for an exploration project at the stage held by Dome. Therefore management did not believe the sale of the asset was probable within one year at October 31, 2013 and this criteria was not met.

e. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.

Market price for an exploration property is very subjective but management would present all reasonable offers to the Board of Directors. However, as the criteria in a) to commit to a plan to sell the asset were not met at October 31, 2013 the criteria in e) is not met at October 31, 2013.

f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
As the criteria in a) to commit to a plan to sell the asset were not met at October 31, 2013 then criteria f) is also not met as there is no plan to review to determine if significant changes will be made or the plan will be withdrawn.

As all of the criteria above were not met at October 31, 2013 management recorded Dome and its wholly owned subsidiary as assets held for use at October 31, 2013.

FASB ASC 205-20-45-1 states “the results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 : if both of the following conditions are met:

a. The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b. The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

As Dome International Global Inc. and its wholly-owned subsidiary were (i) not disposed of and (ii) determined to not meet the criteria of assets held for sale at October 31, 2013 they were not reported in discontinued operations in accordance with paragraph 205-20-45-3 as of October 31, 2013.

In connection with its response to the staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its annual report on Form 10-K.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's annual report on Form 10-K.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss, please contact the undersigned at (604) 336-8093.

Sincerely,

/s/ Sean Fallis

Sean Fallis
Chief Financial Officer

cc:           Julie Marlowe, SEC
Craig Arakawa, SEC
Brian Boonstra, Davis Graham & Stubbs LLP